Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited Third Quarter Fiscal Year 2013 Results

Increased Revenue 24.6% Year-over-year

Shenzhen, China, May 22, 2013– Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for the third fiscal quarter ended March 31, 2013.

Third Quarter Fiscal 2013 Financial Highlights (compared to third quarter fiscal 2012)

-	Net revenue increased 24.6% to RMB46.4 million (US$ 7.5 million)
-	Gross profit decreased 0.9% to RMB17.2 million (US$2.8 million), and gross profit margin was 37.0%
-	Operating loss was RMB4.5 million (US$0.7 million) as compared to an operating loss of RMB1.8 million
-	Net loss was RMB0.2 million (US$0.03 million), compared to a net income of RMB2.2 million
-	Non-GAAP net loss, excluding share based compensation expenses, was RMB0.2 million (US$0.03 million), compared to a Non-GAAP net income of RMB2.6 million
-	Basic and diluted earnings per share were nil as compared to basic and diluted earnings per share of RMB0.04
-	Non-GAAP basic and diluted earnings per share were nil as compared to non-GAAP basic and diluted earnings per share of RMB0.05

Commenting on the results, Dong Xu, Chairman and Chief Executive Officer of Noah, said, “We are pleased to report that Noah recorded another strong quarter of top line growth in a traditionally slow quarter during which the month-long Chinese New Year holidays and winter break fell. Nevertheless, our revenue increased 24.6% year-over-year, driven by contributions from our newly acquired DDK Consulting and Xiaoxiao Consulting, as well as organic growth from our existing schools and kindergartens.”

Mr. Xu continued, “Looking ahead, while staff costs has increased across the education services sector, we are confident of maintaining our margins at the current level through our two-pronged strategy of growing organically and by strategic acquisitions in the longer term. We strongly believe that business sustainability and delivering consistent results are essential in creating value for our shareholders.”

Dora Li, Chief Financial Officer, added, “We are optimistic in meeting our fiscal year 2013 guidance as we progress to the final quarter . The fourth quarter is traditionally one of our strongest in terms of revenue, as we anticipate a full three months of revenue recognition across all our operations. Our cash inflows from operations also provide us important financial resources for future business expansion. Last but not least, we remain on course in achieving breakeven at the operating level for fiscal year 2013.”

Third Quarter of Fiscal Year 2013 Financial Results

Net revenue

Net revenue for the third quarter of fiscal 2013 increased 24.6% year-over-year to RMB46.4 million (US$7.5 million) from RMB37.3 million. The increase was attributable mainly to the newly acquired business of DDK Consulting and Xiaoxiao Consulting and organic growth of existing schools and kindergartens.

In terms of revenue breakdown by business lines, revenue from kindergartens increased 38.7% year-over-year to RMB28.3 million (US$4.5 million) from RMB20.4 million. Revenue from primary and secondary schools increased 29.9% year-over-year to RMB11.3 million (US$1.8 million) from RMB8.7 million. Revenue from supplemental education, which includes English training courses and the sale of teaching materials, decreased 17.1% year-over-year to RMB6.8 million (US$1.1 million) from RMB8.2 million.

	3Q FY2013		3Q FY2012
Services	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue
Kindergartens	28.3	61.0	20.4	54.7
Primary and secondary schools	11.3	24.4	8.7	23.3
Supplemental education	6.8	14.6	8.2	22.0
Total	46.4	100	37.5	100

Gross profit and gross profit margin

Gross profit for the third quarter of fiscal 2013 decreased 0.9% year-over-year to RMB17.2 million (US$2.8 million) from RMB17.3 million. Gross profit margin for the third quarter of fiscal 2013 was 37.0%, compared to 46.5% in the third quarter of fiscal 2012. The decrease in gross profit margin was primarily due to an increase in staff costs and expenses associated with the newly acquired DDK Consulting and Xiaoxiao Consulting, as well as an overall increase in the salaries of teachers in existing schools reflecting escalating staff costs generally in China’s educational sector.

Operating expenses

Total operating expenses for the third quarter of fiscal 2013 were RMB25.2 million (US$4.0 million), compared to RMB23.2 million in the third quarter of fiscal 2012, primarily due to the increase in general and administrative expenses.

Research and development (“R&D”) expenses for the third quarter of fiscal 2013 were RMB0.4 million (US$0.07 million), compared to RMB0.8 million in the same period of fiscal 2012. The decrease in R&D expenses was mainly due to the decrease in staff costs as result of a consolidation in R&D staffing. As a percentage of net revenue, R&D expenses decreased to 1.0% in the third quarter of fiscal 2013 from 2.1% in the same quarter of fiscal 2012. The R&D investment is focused on the development of teaching materials.

Sales and marketing (“S&M”) expenses for the third quarter were RMB1.5 million (US$0.2 million) compared to RMB1.3 million in the same period of fiscal 2012. The increase in S&M expenses was mainly attributable to the increase in promotion expenses related to spring term enrollment in our primary and secondary school sector. As a percentage of net revenue, S&M expenses decreased to 3.1% in the third quarter of fiscal 2013, compared to 3.5% in the same period of fiscal 2012.

General and administrative (“G&A”) expenses for the third quarter of fiscal 2013 were RMB23.1 million (US$3.7 million), compared to RMB21.1 million in the same period of fiscal 2012. The increase in G&A expenses was primarily attributable to incremental G&A expenses arising from the acquired business of DDK and Xiaoxiao Consulting of RMB0.9 million (US$0.1 million), and from newly opened kindergartens of RMB0.6 million (US$0.1 million). As a percentage of net revenue, G&A expenses decreased to 49.7% in the third quarter of fiscal 2013, compared to 56.6% in the same period of fiscal 2012. The decrease in G&A expenses, as a percentage of net revenue reflects the improvement of the Company’s operational leverage with the expansion of revenue scale.

Other operating income

Other operating income for the third quarter of fiscal 2013 decreased 15.3% year-over-year to RMB3.5 million (US$0.6 million) from RMB4.1 million in the third quarter of fiscal 2012. The decrease was mainly due to decreased in revenue derived from training camps and interest groups.

2

Net operating loss

Net operating loss for the third quarter of fiscal 2013 was RMB4.5 million (US$0.7 million), compared to an operating loss of RMB1.8 million in the third quarter of fiscal 2012. The increase in operating loss for this quarter is mainly attributable to the increase in staff cost and expenses associated with the newly acquired DDK Consulting and Xiaoxiao Consulting, as well as an overall increase in the salaries of teachers in existing schools.

Non-operating income

Interest income for the third quarter of fiscal 2013 was RMB0.4 million (US$0.07 million), compared to RMB0.2 million in the same period of fiscal 2012. Investment income for the third quarter of fiscal 2013 was RMB4.6 million (US$0.7 million), compared to RMB5.5 million in the third quarter of fiscal 2012. The Company incurred a non-operating loss for the third quarter of fiscal 2013 of RMB0.5 million (US$0.07 million), due to the recognition of an impairment loss of RMB1.1 million from our investment in Franklin Electronic Publishers. In the same period of fiscal 2012, Noah reported other non-operating income of RMB0.4 million.

Income tax expenses

Income tax expenses for the third quarter of fiscal 2013 were RMB0.2 million (US$0.04 million), compared to an expense of RMB1.7 million for the same period in fiscal 2012. The decrease was mainly due to the decrease in income before tax.

Net Income/ (loss)

Net loss for the third quarter of fiscal 2013 was RMB0.2 million (US$0.03 million), compared to a net income of RMB2.2 million in the same period of fiscal 2012. Basic and diluted earnings per share were nil, compared to basic and diluted earnings per share of RMB0.04 in the third quarter of fiscal 2012.

Net loss excluding share-based compensation expenses (non-GAAP) for the third quarter of fiscal 2013 was RMB0.2million (US$0.03 million), compared to non-GAAP net income of RMB2.6 million in the same period of fiscal 2012. Non-GAAP basic and diluted earnings per share for the third quarter of fiscal 2013 were nil, compared to a non-GAAP basic and diluted earnings per share of RMB0.05 in the third quarter of fiscal 2012.

Liquidity

Cash and cash equivalents, and short-term investments totaled RMB531.1 million (US$85.5 million) as of March 31, 2013, compared to RMB486.6 million as of December 31, 2012. For the three months ended March 31, 2013, operating cash provided by continuing operations was RMB57.3 million (US$9.2 million).

Free cash flow for the quarter ended March 31, 2013 was RMB45.0 million (US$7.2 million), compared to outflow of RMB30.2 million as of December 31, 2012. Free cash flow includes operating cash flow less cash spent on capital expenditure and acquisition for the period.

Deferred revenue

Deferred revenue related to tuition fees and franchising fees was RMB60.3 million (US$9.7 million) as of March 31, 2013, compared to RMB24.2 million as of December 31, 2012. Deferred revenue primarily includes the tuition fees and franchising fees collected that have not yet been recognized during the quarter. It will be recognized according to the course and contract schedule.

3

Operational Updates

Noah operated 65 schools and kindergartens in its network at the end of the third quarter of fiscal 2013. The network includes 49 kindergartens, two of which have recently opened in the period and have begun contributing revenue. Currently, there are 10 kindergartens in their respective ramp up periods.

Noah’s network also includes five primary and secondary schools. One of them opened in the first quarter of fiscal 2012 and remains in its ramp up stage, with enrollment rate of 38% as of March 31, 2013.

Noah also operates 11 directly-owned supplemental training centers.

Student enrollment totaled over 21,400, reflecting a year-over-year increase of about 23% due to the expansion of the network. Categorized according to business segments, more than 12,600 students are enrolled in kindergartens, while approximately 4,900 are accounted for in primary and secondary schools, and the remaining 3,900 are in directly owned supplemental training centers.

Financial Outlook for the Fourth Quarter of Fiscal 2013 and Full Fiscal 2013

Based on current estimates and market conditions, for the fourth quarter of fiscal 2013, Noah expects to generate net revenue in the range of RMB58 million (US$9.3 million) to RMB67 million (US$10.8 million). For the full fiscal 2013, the Company maintains the revenue outlook in the range of RMB206 million (US$33.0 million) to RMB215 million (US$34.6 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (China) on Thursday, May 23, 2013 to discuss its third quarter of fiscal year 2013 financial results and recent business activities. The conference call may be accessed by calling:

US	+1-866-519-4004
International	+65-6723-9381
China, Domestic	400-620-8038, 800-819-0121
Hong Kong	800-930-346

Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah” as the verbal passcode to access the call. Replay of the conference call will be available from 11:00 am US Eastern Time on May 23, 2013 until March 30, 2013 by dialing the following numbers:

US	+1-855-452-5696
International	+61-2-8199-0299
China	400-120-0932, 800-870-0205
Hong Kong	800-963-117
Passcode	44898403

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.noaheducation.com.

4

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the rate of RMB6.2108, the noon buying rate for US dollars in effect on March 31, 2013 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes goodwill and intangible assets impairment and non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company's liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah's current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah's most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

5

Noah Education Holdings Ltd.

Consolidated Balance Sheet

	December 31	March 31
	2012	2013
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	184,575,609	161,356,566	25,979,997
Investments
Held to maturity investments	302,003,441	369,703,441	59,525,897
Accounts receivables, net of allowance of doubtful debts	296,832	337,131	54,281
Inventories	5,119,933	4,642,528	747,493
Prepaid expenses, and other current assets	27,384,846	26,200,693	4,218,570
Total current assets	519,380,661	562,240,359	90,526,238
Investments	16,536,812	15,432,931	2,484,854
Property, plant and equipment, net	197,208,442	199,628,288	32,142,121
Intangible assets, net	83,110,006	81,752,779	13,163,003
Goodwill	75,486,941	75,486,941	12,154,141
Deposit for property, plant and equipment	775,675	2,586,916	416,519
Deferred tax assets – non-current	186,569	141,166	22,729
Total assets	892,685,106	937,269,380	150,909,605

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable (including account payables of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB1,457,134 and RMB1,315,664 as of December 31, 2012 and March 31, 2013, respectively)	1,499,973	1,358,983	218,810
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to the Company of RMB13,505,027 and RMB21,534,003 as of December 31, 2102 and March 31, 2013, respectively)	36,990,477	48,171,743	7,756,125
Advances from customers (including advance from customer of the consolidated VIEs without recourse to the Company of RMB568,310 and RMB463,408 as of December 31, 2012 and March 31, 2013, respectively)	578,904	468,703	75,466
Income tax payable (including income tax payables of the consolidated VIEs without recourse to the Company of RMB8,175,506 and RMB6,574,234 as of December 31, 2012 and March 31, 2013, respectively)	17,879,204	16,839,966	2,711,400
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB4,668,876 and RMB25,256,986 as of December 31, 2012 and March 31, 2013, respectively)	23,262,482	59,222,987	9,535,484
Contingent consideration payable	3,395,000	3,395,000	546,628
Total current liabilities	83,606,040	129,457,382	20,843,913
Deferred revenues – non-current	3,327,424	3,136,747	505,047
Deferred tax liabilities	10,219,833	9,813,852	1,580,127
Other liabilities	1,102,801	1,102,801	177,563
Total non-current liabilities	14,650,058	14,053,400	2,262,737
Total liabilities	98,256,098	143,510,782	23,106,650

Shareholders’ equity
Ordinary shares	14,841	14,841	2,390
Additional paid-in capital	1,047,772,763	1,047,772,763	168,701,739
Accumulated other comprehensive loss	(120,997,040)	(121,371,763)	(19,542,051)
Retained earnings	(202,575,169)	(202,709,680)	(32,638,256)
Total Noah Education Holdings Ltd. shareholders' equity	724,215,395	723,706,161	116,523,822
Non-controlling interests	70,213,613	70,052,437	11,279,133
Total equity	794,429,008	793,758,598	127,802,955
Total liabilities and shareholders’ equity	892,685,106	937,269,380	150,909,605

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Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended March 31			Nine months ended March 31
	2012	2013		2012	2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	37,270,199	46,435,942	7,476,644	116,351,788	147,952,131	23,821,751
Cost of revenue	(19,945,356)	(29,263,086)	(4,711,645)	(62,817,369)	(87,151,997)	(14,032,330)
Gross profit	17,324,843	17,172,856	2,764,999	53,534,419	60,800,134	9,789,421
Research & development expenses	(783,723)	(427,772)	(68,876)	(2,256,886)	(1,611,411)	(259,453)
Sales & marketing expenses	(1,318,864)	(1,457,516)	(234,674)	(4,513,559)	(4,448,221)	(716,207)
General & administrative expenses	(21,111,395)	(23,095,703)	(3,718,636)	(65,118,894)	(67,337,942)	(10,842,072)
Other expenses	(16,291)	(170,400)	(27,436)	(33,463)	(254,690)	(41,008)
Total operating expenses	(23,230,273)	(25,151,391)	(4,049,622)	(71,922,802)	(73,652,264)	(11,858,740)
Other operating income	4,093,262	3,468,649	558,487	12,381,499	12,713,730	2,047,036
Net operating (loss)	(1,812,168)	(4,509,886)	(726,136)	(6,006,884)	(138,400)	(22,283)
Interest income	239,935	424,043	68,275	931,370	1,208,860	194,638
Investment income	5,492,581	4,617,151	743,407	13,202,071	13,800,389	2,221,999
Other non-operating income(loss)	(79,713)	(454,217)	(73,134)	3,050,115	(4,241,804)	(682,972)
Income before income taxes	3,840,635	77,091	12,412	11,176,672	10,629,045	1,711,382
Income tax (expenses)	(1,683,167)	(240,361)	(38,700)	(4,932,350)	(3,727,222)	(600,119)
Net income/(loss)	2,157,468	(163,270)	(26,288)	6,244,322	6,901,823	1,111,263
less: net income/(loss) attributable to non-controlling shareholders	610,823	(28,759)	(4,630)	2,548,907	1,740,939	280,308
Net income/(loss) attributable to Noah Education Holdings Ltd. shareholders	1,546,645	(134,511)	(21,658)	3,695,415	5,160,884	830,955

Net income/(loss) per share
Basic	0.04	(0.00)	(0.00)	0.10	0.14	0.02
Diluted	0.04	(0.00)	(0.00)	0.10	0.14	0.02

Weighted average ordinary shares outstanding
Basic	37,625,186	36,563,991	36,563,991	37,640,503	36,564,300	36,564,300
Diluted	37,718,241	36,587,482	36,587,482	37,744,299	36,564,300	36,564,300

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Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	The Third Quarter					The First Nine Months
	FY 2012		FY 2013			FY 2012		FY 2013
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	37,270,199	100.0	46,435,942	7,476,644	100.0	116,351,788	100.0	147,952,131	23,821,751	100.0

GAAP gross profit	17,324,843	46.5	17,172,856	2,764,999	37.0	53,534,419	46.0	60,800,134	9,789,421	41.1
Share-based compensation	0	0.0	0	0	0.0	0	0.0	0	0	0.0
Non-GAAP gross profit	17,324,843	46.5	17,172,856	2,764,999	37.0	53,534,419	46.0	60,800,134	9,789,421	41.1

GAAP operating income (loss)	(1,812,168)	-4.9	(4,509,886)	(726,136)	-9.7	(6,006,884)	-5.2	(138,400)	(22,283)	-0.1
Share-based compensation	480,169	1.3	0	0	0.0	2,279,837	2.0	960,337	154,624	0.6
Non-GAAP operating income	(1,331,999)	-3.6	(4,509,886)	(726,136)	-9.7	(3,727,047)	-3.2	821,937	132,341	0.6

GAAP net income	2,157,468	5.8	(163,270)	(26,288)	-0.4	6,244,322	5.4	6,901,823	1,111,263	4.7
Share-based compensation	480,169	1.3	0	0	0.0	2,279,837	2.0	960,337	154,624	0.6
Non-GAAP net income	2,637,637	7.1	(163,270)	(26,288)	-0.4	8,524,159	7.3	7,862,160	1,265,887	5.3

GAAP net income per share
Basic	0.04		(0.00)	(0.00)		0.10		0.14	0.02
Diluted	0.04		(0.00)	(0.00)		0.10		0.14	0.02

Non-GAAP income per share
Basic	0.05		(0.00)	(0.00)		0.16		0.17	0.03
Diluted	0.05		(0.00)	(0.00)		0.16		0.17	0.03

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance

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Noah Education Holdings Ltd.

Consolidated Cash Flow Statements

	The Third Quarter			The First Nine Months
	FY 2012	FY 2013		FY 2012	FY 2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Cash flows from operating activities
Net income	2,157,468	(163,270)	(26,288)	6,244,322	6,901,822	1,111,261
Adjustments to reconcile net income				-	-	-
Amortization of intangible assets	1,200,120	1,507,227	242,678	3,503,724	4,112,609	662,171
Depreciation of property, plant and equipment	6,084,554	6,966,269	1,121,638	15,933,387	20,747,985	3,340,630
Share-based compensation expense	480,169	-	-	2,279,837	960,337	154,624
Loss on disposal of fixed assets	13,196	170,990	27,531	13,196	319,622	51,462
Allowance for doubtful debts	-	-	-	-	462,288	74,433
Impairment loss on Franklin B share investment	50,534	1,103,881	177,736	581,574	6,266,913	1,009,035
Changes in fair value of call option	520,000	-	-	520,000	-	-

Change in current assets and liabilities
Accounts receivables	(25,125)	(40,299)	(6,489)	626,462	(48,565)	(7,819)
Related party receivables	(27,304)	-	-	(27,304)	-	-
Inventories	(73,356)	477,405	76,867	724,791	809,283	130,303
Prepaid and others	(7,119,661)	1,959,827	315,551	40,838,781	6,842,676	1,101,738
Deferred tax asset	112,557	45,403	7,310	94,919	157,665	25,386
Accounts payable	342,604	(140,991)	(22,701)	(778,258)	(419,586)	(67,557)
Other payables and accruals	3,117,659	11,181,267	1,800,294	(3,083,153)	15,594,285	2,510,834
Advances from customers	(226,479)	(110,201)	(17,743)	(13,838)	36,955	5,950
Deferred revenue	20,072,400	35,769,828	5,759,295	22,126,525	20,078,363	3,232,814
Income tax payable	486,767	(1,039,238)	(167,328)	4,444,260	2,622,181	422,197
Deferred tax liability	(396,556)	(405,981)	(65,367)	(1,410,976)	(1,997,068)	(321,548)
Operating cash provided (used) by continuing operations	26,769,547	57,282,117	9,222,984	92,618,249	83,447,765	13,435,914

Cash flows from investing activities
Acquisition of property, plant and equipment	(3,592,817)	(9,557,105)	(1,538,788)	(23,332,652)	(29,978,383)	(4,826,815)
Prepayment for property, plant and equipment	(1,377,784)	(2,586,915)	(416,519)	(2,060,807)	(4,597,223)	(740,198)
Acquisition of intangible assets	-	(150,000)	(24,151)	(40,000)	(150,000)	(24,151)
Acquisition of Kindergartens	-	-	-	-	(29,921,337)	(4,817,630)
Acquisition of Yuanbo	-	-	-	(25,097,107)	(7,272,337)	(1,170,918)
(Increase) decrease in held-to-maturity investment	(78,300,000)	(67,700,000)	(10,900,367)	(305,800,000)	(349,200,000)	(56,224,641)
Decrease (increase) in short-term fixed deposits	-	-	-	32,000,000	-	-
Investing cash provided (used) by continuing operations	(83,270,601)	(79,994,020)	(12,879,825)	(324,330,566)	(421,119,280)	(67,804,353)

Cash flows from financing activities
Proceed from exercise of employee share options	-	-	-	1,572,428	-	-
Share repurchases	-	-	-	(145,617)	(51,181)	(8,241)
Dividend paid to non-controlling shareholders	-	(132,417)	(21,320)	(950,000)	(1,422,417)	(229,023)
Financing cash provided (used) by continuing operations	-	(132,417)	(21,320)	476,811	(1,473,598)	(237,264)

Effect of exchange rate changes on cash	(154,850)	(374,723)	(60,334)	(4,213,678)	(1,270,974)	(204,642)
Net increase (decrease) in cash	(56,501,054)	(22,844,320)	(3,678,161)	(231,235,506)	(339,145,113)	(54,605,703)
Cash and cash equivalent at beginning of period	227,081,421	184,575,609	29,718,492	405,874,701	501,772,653	80,790,342
Cash and cash equivalents at end of period	170,425,517	161,356,566	25,979,997	170,425,517	161,356,566	25,979,997

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